SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-37945

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q

For Period Ended: June 30, 2025

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I- Registrant Information

Full Name of Registrant: FlexShopper, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 901 Yamato Road, Suite 260

City, State and Zip Code: Boca Raton, Florida 33431

Part II - Rule 12b-25(b) and (c)

____________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

_____________

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

Reference is made to Appendix A attached hereto.

Part IV - Other Information

_____________

(1)	Name and telephone number of person to contact in regard to this notification:

John Davis, President and COO	(855)	353-9289
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s): Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2025

☐ Yes    ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to Appendix A attached hereto.

FlexShopper, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2025	By:	/s/ John Davis
John Davis
President & COO

Appendix A

Non-Reliance Determination. On July 30, 2025, the Board of Directors of FlexShopper, Inc. (the “Company”), after consultation with its independent forensic investigations firm and Grant Thornton LLP, the Company’s independent registered public accounting firm, concluded that the following previously issued financial statements of the Company should no longer be relied upon:

(i)	the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2023, contained in its Annual Report on Form 10-K for the year ended December 31, 2022 and 2023 (the “2023 Form 10-K”), as amended (the “2023 Form 10-K/A”);

(ii)	the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2022, contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Q2 2022 Form 10-Q”);

(iii)	the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2022, contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Q3 2022 Form 10-Q”);

(iv)	the Company’s unaudited consolidated financial statements for the three months ended March 31, 2023, contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 2023 Form 10-Q”);

(v)	the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2023, contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Q2 2023 Form 10-Q”);

(vi)	the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2023, contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”);

(vii)	the Company’s unaudited consolidated financial statements for the three months ended March 31, 2024, contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”);

(viii)	the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2024, contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Q2 2024 Form 10-Q”); and

(ix)	the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2024, contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Q3 2024 Form 10-Q” and, collectively with the 2023 Form 10-K, the Q2 2022 Form 10-Q, the Q3 2022 Form 10-Q, the Q1 2023 Form 10-Q, the Q2 2023 Form 10-Q, the Q3 2023 Form 10-Q, the Q1 2024 Form 10-Q, the Q2 2024 Form 10-Q and the Q3 2024 Form 10-Q, the “Prior Filings”).

Basis for Non-Reliance Determination. In early June 2025, the Board of Directors of the Company retained an independent forensic investigations firm and began an independent investigation to review allegations of potential fraudulent actions by certain officers and employees of the Company. The investigation relates to alleged forged documents provided by certain officers and employees of the Company to Grant Thornton LLP in support of the Company’s 2024 audit, and to other alleged misrepresentations. The independent investigation is ongoing and, therefore, the Company has not fully completed its review of the factual matters related to the allegations. The Company continues to assess any potential financial impact on the Prior Filings, if any.

The conclusion that the previously issued financial statements cannot be relied upon resulted from the fact that the management representation letters relied upon by Grant Thornton LLP in connection with the Prior Filings were executed by one or more of the officers or employees of the Company that are the subject of the investigation. In addition, the Audit Committee concluded that management’s report on the effectiveness of internal control over financial reporting as of December 31, 2023, should no longer be relied upon.

Accordingly, the Company filed a Current Report on Form 8-K on August 5, 2025 reporting that investors should no longer rely upon earnings releases for these periods or other communications relating to these financial statements. Investors should not rely on earnings releases or other communications relating to the Company’s performance and financials during the first six months of 2025.

The Company intends to file amendments to its Annual Reports on Form 10-K for the years ended December 31, 2022 and 2023, and file its Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, as soon as practicable.